SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0104 _________________________ Expires: October 31, 2001 ________________________ Estimated average burden hours per response.....0.5

(Print or Type Responses)
1. Name and Address of Reporting Person* Fox Douglas B. (Last) (First) (Middle)	2. Date of Event Requiring Statement (Month/Day/Year) July 17, 2000	4. Issuer Name and Tickler or Trading Symbol Compaq Computer Corporation ("CPQ")
20555 SH 249 - M/C 110701	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner X Officer ___ Other (specify (give title below) below) Sr. VP of Marketing and Strategy	6. If Amendment, Date of Original (Month/Day/Year)
(Street)			7. Individual or Joint/Group
Houston TX 77070			Filing (Check applicable line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table 1 Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	40,500	D	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, See Instruction 5(b)(v).

FORM 3 (continued)                    Table II  Derivative Securities Beneficially Owned (e.g., puts, calls warrants, options,                                                                       convertible securities)

1. Title of' Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Derivative Security	5. Owner ship Form of Deriv ative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to buy)	7/17/01 (01)	7/16/10	Common Stock	200,000	$27.78	D

Explanation of Responses: (01) This grant is first exercisable on this date and vests over 48 months from date of grant.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78f'f(a).	/s/ Douglas B. Fox **Signature of Reporting Person Douglas B. Fox	Date 7/17/00

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
Page 2

Confirming Statement

This statement confirms that the undersigned has authorized and designated Linda S. Auwers, Vice President, Associate General Counsel and Secretary of Compaq Computer Corporation or Pamela I. Bathgate (each individually, the "Authorized Person") to execute and file on the undersigned's behalf, Forms 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Compaq Computer Corporation. The authority of the Authorized Person under this Statement shall continue until the undersigned is no longer required to file Forms 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Compaq Computer Corporation, unless earlier revoked in writing. The undersigned acknowledges that the Authorized Person is not assuming nor is Compaq Computer Corporation assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

/s/ Douglas B. Fox
Name: Douglas B. Fox
Title: Sr. V.P. of Marketing and Strategy
Dated: July 17, 2000